Mail Stop 7010

April 6, 2006

via U.S. mail and facsimile

C. Dean McLain
Chief Executive Officer
Western Power and Equipment Corp.
6407-B NE 117th Avenue
Vancouver, WA  98662

	RE:	Western Power and Equipment Corp.
		Form 10- K for the Fiscal Year Ended July 31, 2005
		Filed September 28, 2005
		File No. 0-26230

Dear Mr. McLain:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Fiscal Year Ended July 31, 2005

Liquidity and Capital Resources, page II-5
1. In future filings, when preparing the discussion and analysis of operating cash flows please address the factors that led to any material changes rather than merely describing items identified on the face of the statement of cash flows. Specifically, we note you identify several increases and decreases in particular balance sheet accounts, which is information that is readily obtainable by the reader on the face of your financial statements, however, you do not provide an analysis of these changes or the positive or negative impact on future cash flows. Refer to SEC Release 33-8350 "Interpretation - Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations" for guidance.

Cash Obligations, page II-6
2. In future filings, please clarify whether you include your interest commitments under your interest-bearing debt in your contractual obligation table. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations" and Item 303(a)(5) of Regulation S-K.

Convertible Debt, page F-13
3. We note you issued $30 million of convertible debt with warrants in June 2005. Tell us the terms of this convertible debt, including any contingencies surrounding the conversion feature, put/call features, and redemption features. Further tell us how you are accounting for these various features, specifically your conversion feature and how you considered the guidance in SFAS 133, EITF 00-19,
EITF 98-5 and EITF 00-27. Additionally, please tell us whether this contract is a material contract that should be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. In this regard, it does not appear to be filed as an exhibit to your Form 10-K.

*    *    *    *

      As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Melissa Rocha at (202) 551-3854, or me at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters.



Sincerely,



								Nili Shah
								Accounting Branch Chief



Mr. McLain
Western Power and Equipment Corp.
April 6, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE